Consolidated Financial Statements

FRONTEER GOLD INC.
(FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)

Three months ended March 31, 2010 and 2009

(Expressed in thousands of Canadian dollars)

FRONTEER GOLD INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2010

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an auditor.

FRONTEER GOLD INC. (formerly Fronteer Development Group Inc.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars - unaudited)

	March 31,	December 31,
	2010	2009

Assets
Current assets:
Cash	$101,258	$56,682
Short-term deposits	68,464	90,630
Restricted cash	572	589
Accounts receivable and other	1,371	1,411
	171,665	149,312
Property & equipment	5,654	5,363
Long term investments (Note 5)	22,742	16,662
Reclamation deposits	3,499	3,578
Exploration properties and deferred exploration expenditures (Note 6)	334,092	332,739
Equity investments in Turkish Properties (Note 7)	1,138	13,530
	$538,790	$521,184
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,747	$4,155
Due to joint venture partner	2,067	541
Asset retirement obligations	86	123
	3,900	4,819
Due to joint venture partner	201	201
Asset retirement obligations	1,066	1,057
Future income taxes	47,771	50,180
Other long-term liability (Note 7)	5,125	-
Shareholders' Equity
Share capital (Note 8)	426,197	425,397
Contributed surplus	35,130	31,278
Accumulated other comprehensive income (loss)	678	(712)
Retained earnings	18,722	8,964
	480,727	464,927
	$538,790	$521,184

Nature of operations (Note 1)
Commitments (Note 9)
Subsequent events (Note 11)

The accompanying notes form an integral part of these consolidated financial statements

Approved by the Board of Directors:

"Jo Mark Zurel"	"George Bell"
Director	Director

FRONTEER GOLD INC. (formerly Fronteer Development Group Inc.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations
(Expressed in thousands of Canadian dollars, except per share amounts - unaudited)

	Three months ended March 31,
	2010	2009

Operating expenses:
Stock-based compensation	$3,484	$2,430
Wages and benefits	1,427	1,228
Property investigation	1,018	513
Office and general	860	510
Write-down of exploration properties and deferred exploration expenditures (Note 6)	810	-
Professional fees	416	582
Investor relations, promotion and advertising	254	321
Listing and filing fees	149	151
Amortization	106	134
Liability accretion	44	15
Disposal of capital assets	(3)	83

Loss from operations	8,565	5,967

Other income (expenses):
Gain on sale of equity investments in Turkish properties (Note 7)	18,359	-
Foreign exchange gain (loss)	1,147	(1,252)
Interest income	780	794
Other income	87	22
Equity income (loss) from Turkish Properties	(18)	7
Equity loss of Aurora Energy Resources Inc.	-	(904)
Loss on sale of long-term investments (Note 5)	(3,741)	-

	16,614	(1,333)

Income (loss) before income taxes	8,049	(7,300)

Current income tax expense	-	-
Future income tax recovery	(1,709)	(1,848)

	(1,709)	(1,848)

Net income (loss) for the period	$9,758	$(5,452)

Earnings (loss) per common share, basic	$0.08	$(0.06)
Earnings (loss) per common share, diluted	0.08	(0.06)

Weighted average number of common shares outstanding
Basic	119,823,959	93,264,157
Diluted	127,595,864	93,264,157

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER GOLD INC. (formerly Fronteer Development Group Inc.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Cash Flows
(Expressed in thousands of Canadian dollars - unaudited)

	Three months ended March 31,
For the year ended December 31,	2010	2009

Cash provided (used for):
Operating activities:
Net income (loss) for the period	$9,758	$(5,452)
Items not affecting cash:
Sale of investments	3,741	-
Stock-based compensation	3,484	2,430
Write-down of exploration properties and deferred exploration expenditures	810	-
Amortization	106	134
Liability accretion	44	15
Equity income from Turkish properties	18	(7)
Equity in loss of Aurora Energy Resources Inc.	-	904
Disposal of capital assets	(3)	83
Foreign exchange	(1,147)	1,252
Future income taxes	(1,709)	(1,848)
Gain on sale of properties	(18,359)	-
Changes in non-cash working capital:
Accounts receivable and other	24	(358)
Accounts payable and accrued liabilities	(1,406)	(3,002)
Amounts due from related parties	-	85

Cash used in operating activities	(4,639)	(5,764)

Financing activities:
Cash received on exercise of options	503	44
Share issue costs	-	(190)

Cash provided by financing activities	503	(146)

Investing activities:
Change in accounts receivable and other	17	(138)
Change in accounts payable and accrued liabilities	(1,001)	(1,159)
Cash acquired in acquisition of Aurora	-	2,215
Reclamation expenditures incurred	(35)	-
Maturity of short-term deposits	22,803	2,258
Purchase of investments	(2,250)	-
Proceeds from sale of investments	14,434	-
Proceeds from sale of equity investments in Turkish properties	16,562	-
Reclamation bonds	109	-
Due to joint venture partners	1,526	-
Purchase of equipment	(500)	(206)
Investment in Turkish Properties	(246)	(18)
Interest in exploration properties and deferred exploration expenditures	(2,319)	(2,304)
Recovery of deferred exploration expenditures	728	877

Cash provided by investing activities	49,828	1,525

Effect of exchange rate difference on cash	(1,116)	(57)

Increase (decrease) in cash and cash equivalents	44,576	(4,442)

Cash, beginning of period	56,682	30,942

Cash, end of period	$101,258	$26,500

Non-cash investing and financing activities:
Common stock issued upon acquisition of Aurora	$-	$87,389
Fair value of options issued upon acquisition of Aurora	$-	$3,023
Common stock of Alamos Gold received upon sale of Turkish assets	$20,416	$-

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER GOLD INC. (formerly Fronteer Development Group Inc.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Shareholders' Equity
(Expressed in thousands of Canadian dollars, except share amounts - unaudited)

	Common Shares			Accumulated Other		Total
			Contributed	Comprehensive	Retained	Shareholders'
	Shares	Amount	Surplus	Income (Loss)	earnings	Equity
	#	$	$	$	$	$

Balance as at December 31, 2009	119,709,086	425,397	31,278	(712)	8,964	464,927

Exercise of stock options	229,273	800	(156)	-	-	644
Stock-based compensation	-	-	4,008	-	-	4,008
Other comprehensive income	-	-	-	1,390	-	1,390
Net income for the period	-	-	-	-	9,758	9,758

Balance as at March 31, 2010	119,938,359	426,197	35,130	678	18,722	480,727

Consolidated Statement of Comprehensive Income (Loss)
(Expressed in thousands of Canadian dollars - unaudited)

	Three months ended March 31,
	2010	2009

Net income (loss) for the period	$9,758	$(5,452)
Other comprehensive items:
Unrealized gains on long-term investments, net of taxes	552	19
Reclassification of loss on disposal of investment included in net income	(838)	-

Total comprehensive income (loss)	$9,472	$(5,433)

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the three months ended March 31, 2010 and 2009 (unaudited)

1.	NATURE OF OPERATIONS

Fronteer Gold Inc. (formerly Fronteer Development Group Inc.) (the “Company” or “Fronteer”) has international operations focused on the acquisition, exploration and development of mineral resource properties. The Company has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the delineation of economic reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties and their future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis (see Notes 6 and 7).

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited consolidated financial statements, except as noted below. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual consolidated financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

Business combinations

In January 2009, the CICA issued a new Canadian standard, Handbook Section 1582, Business Combinations. This section specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions initially at fair value, a requirement to measure non-controlling interests initially at fair value and a requirement to recognize acquisition-related costs as expenses. Section 1582 applies prospectively to business combinations occurring on or after January 1, 2011, but early adoption is permitted. The changes resulting from adoption of Section 1582 will be applied prospectively from January 1, 2010 to any applicable business combinations.

3.	CAPITAL DISCLOSURES

The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the three months ended March 31, 2010 and 2009 (unaudited)

4.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company is exposed to various degrees of financial instrument related risks. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining the majority of its cash and cash equivalents, and short-term deposits with Canadian Chartered Banks and its reclamation deposits with A+ or higher rated US financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

The Company manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short term requirements. In the long term, the Company may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. The Company’s cash and equivalents are invested in business bank accounts and are available on demand for the Company’s programs, and are not invested in any asset backed deposits/investments. The Company’s financial liabilities have varying maturities: i) accounts payable and accrued liabilities are payable within a 90 day period and are to be funded from cash on hand, ii) amounts due to joint venture partners have an indeterminate maturity as they are based on the Company’s Long Canyon project.

Market Risk

The significant market risks to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign Exchange Risk

The results of the Company’s operations are exposed to currency fluctuations. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon the financial results of the Company and may also affect the value of the Company’s assets, liabilities and shareholders’ equity. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of the Company’s net loss and other comprehensive loss due to changes in the exchange rate between the US dollar and the Canadian dollar, based on US dollar denominated financial instruments outstanding at March 31, 2010, is summarized in the table below (in thousands):

	As at March 31, 2010
	10% increase in USD	10% decrease in USD
	(in ‘000s)	(in ‘000s)
(Increase) decrease in net income and comprehensive income	$3,652	($3,320)

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the three months ended March 31, 2010 and 2009 (unaudited)

4.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT (continued)

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding short term investments. The Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company monitors this exposure and does not enter into any derivative contracts to manage this risk.

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and short term deposits. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents and short-term deposits outstanding at March 31, 2010, with other variables unchanged, a 1% change in the interest rate would decrease (increase) our net income (in thousands) by $292 (December 31, 2009 - $385), based on cash and cash equivalents and short term deposits held on that date. There would be no significant effect on other comprehensive income.

The Company’s financial liabilities are not exposed to interest rate risk.

Commodity Price Risk

The value of the Company’s mineral resource properties and equity investments are related to the price of gold, uranium, copper and other minerals and the outlook for these minerals. The Company does not have any hedging or other commodity based risks respecting its operations.

Gold, uranium, copper and other mineral prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold and uranium.

Fair Value Estimation

The carrying value of the Company’s financial assets and liabilities approximates their estimated fair value.

The fair value of the asset retirement obligations are determined when they are incurred by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.

Equity Price Risk

Equity price risk is the risk that the fair value of, or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to equity price risk in trading investments and unfavorable market conditions that could result in dispositions of its investments at less than favorable prices. Additionally, the Company marks its long term investments in equity securities and investments in share purchase warrants to market at each reporting period. This process could result in significant write downs of the Company’s investments over one or more reporting periods, particularly during periods of declining resource equity markets.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the three months ended March 31, 2010 and 2009 (unaudited)

5.	LONG TERM INVESTMENTS

The Company, from time to time, may make strategic investments in other publicly traded entities. These investments are treated as long-term investments and may take the form of common shares and share purchase warrants.

For accounting purposes, the Company has determined that any share purchase warrants held are derivative financial instruments and any change in fair value is included in earnings for the period. The fair value of share purchase warrants is measured using the Black-Scholes option pricing model. Any common shares (equities) held are designated as available-for- sale and any change in fair value is included in other comprehensive income, until such time as the common shares are sold or otherwise disposed of at which time any gains or losses will be included in earnings for the period.

Inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement are summarized in the three level hierarchy below:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities
  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 – Inputs that are not based on observable market data.

The following table illustrates the classification of the Company’s financial instruments with the fair value hierarchy as at March 31, 2010 (in thousands):

	Financial assets at fair value as at March 31, 2010
	Level 1	Level 2	Level 3	Total
Equities	22,742	-	-	22,742
Share purchase warrants	-	-	-	-
	22,742	-	-	22,742

During the three months ended March 31, 2010, the Company sold certain of its equity investments and share purchase warrants recording a loss of $3,740,712 (March 31, 2009 - $nil).

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the three months ended March 31, 2010 and 2009 (unaudited)

6.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

	Total
	December 31,				Total
(in thousands)	2009	Additions	Recoveries	Write-downs	March 31, 2010
	$	$	$	$	$
USA
(Note 6 (a))
Northumberland	80,147	768	-	-	80,915
Long Canyon	15,870	1,133	(728)	-	16,275
Eastern Great Basin	55,438	200	-	-	55,638
Sandman	22,497	94	-	-	22,591
Zaca	45,957	14	-	-	45,971
Carlin –Cortez	2,163	30	-	(810)	1,383
Other	16,539	2	-	-	16,541
	238,611	2,241	(728)	(810)	239,314

CANADA
(Note 6(b))
Michelin Main	50,900	351	-	-	51,251
Jacques Lake	13,918	48	-	-	13,966
CMB	20,346	-	-	-	20,346
Other	8,701	196	-	-	8,897
	93,865	595	-	-	94,460

TURKEY
(Note 6(c))
TV Tower	36	47	-	-	83
Isper	167	5	-	-	172
Aktarma	57	2	-	-	59
Yuntdag	3	1	-	-	4
	263	55	-	-	318
	332,739	2,891	(728)	(810)	334,092

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the three months ended March 31, 2010 and 2009 (unaudited)

6.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(in thousands)	USA	Canada	Turkey	Total

December 31, 2009	$238,611	$93,865	$263	$332,739

2010 expenditures:
Acquisition costs	7	-	-	7
Assaying & geochemical	11	7	2	20
Camp & field costs	47	73	-	120
Claim maintenance and advance royalty fees	233	-	-	233
Drilling	11	-	-	11
Engineering studies	484	14	-	498
Environmental	59	17	-	76
Geophysics	159	-	-	159
Transportation	21	30	-	51
Wages, consulting and management fees	1,094	419	-	1,513
Other	115	35	53	203
	2,241	595	55	2,891

Exploration costs written-off	(810)	-	-	(810)
Recoveries	(728)	-	-	(728)
	(1,538)	-	-	(1,538)

March 31, 2010	239,314	94,460	318	334,092

(a)	USA

The Northumberland Project

The Northumberland deposit is located in northern Nye County in central Nevada, and is owned 100% by the Company.

A portion of the claims at Northumberland are covered by a June 1991 lease agreement between the Company and a private party as lessor, with a term that extends as long as the Company pays annual advance royalties of US$20,000 to the lessor. These payments are credited against a 4% Net Smelter Return (“NSR”) royalty from minerals produced from the claims. None of the existing deposits at Northumberland are situated on these claims.

In addition, a small portion (less than 1%) of the area on which the Northumberland Project deposits are currently located are subject to an NSR royalty of 1% payable to third party lessors.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the three months ended March 31, 2010 and 2009 (unaudited)

6.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

Long Canyon Project

The Long Canyon Property is located in northeastern Nevada.

In 2006, the Company entered into a joint venture agreement for the Long Canyon Project with AuEx Ventures (“AuEx”) whereby the two parties combined their land positions in the Long Canyon area. The Company was obligated to spend $5 million of exploration expenditures within a five year period (completed September 2008) to earn a 51% interest in the project.

Both the Company and AuEx reserve a 3% NSR royalty on the claims they each contributed to the venture.

Sandman Project

The Sandman Project which is owned 95% by the Company consists of various lode mining claims fee lands, which were subleased from Newmont Mining Corporation (“Newmont”) beginning in September 1997.

Under a sublease from Newmont, the Company was required to pay annual advance royalty payments of approximately, $67,200 from 2008 through 2012, and $134,400 starting in 2013. The Newmont sublease has a primary term of ten years, and may be extended for an additional ten years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017. Under a separate lease for the Ten Mile project, the Company was required to make annual lease payments of $24,000 reducing to $20,000 in 2009 through 2014. These lease payments will now be paid by Newmont. Sandman is also subject to NSR royalties on various of its mineral claims ranging from 1% to 6%.

In June 2008 the Company and Newmont signed a two phase option and joint venture agreement whereby Newmont may earn an initial 51% interest in Sandman within 36 months by spending a minimum US$14,000,000 on exploration, making a production decision supported by a bankable feasibility study, reporting reserves, making a commitment to fund and construct a mine, advancing the necessary permits, and contributing adjacent mineral interest to the joint venture. As part of phase two, Newmont may earn an additional 9% interest in Sandman by spending a further US$9,000,000 on development.

Provided that Newmont completes its phase two earn-in requirements, Newmont is entitled to recover US $3,750,000 from 90% of the Company's share of production, less production costs, until that amount is recovered in full. The Company can also elect to have Newmont arrange financing for its 40% share of ongoing development costs. Newmont must obtain repayment of the amount advanced, plus interest, solely from up to 80% of the Company's share of production, less production costs. The Company retains a 2% NSR royalty on production of the first 310,000 ounces at Sandman.

Other Eastern Great Basin Properties - KB, Tug, Gollaher Mountain and Loomis Mountain

The EGB Properties are located in northeastern Nevada and northwestern Utah. The EGB Properties consist of fee lands on which the Company owns between 25% and 100% of the mineral interest, unpatented mining claims, state mineral leases and leased fee lands. A portion of the fee lands in the EGB Projects are covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. The TUG/KB and other claims in the EGB are subject to royalties ranging from 0.625% - 5%.

In May 2009, the Company granted an option for a period of three years to Enexco International Inc. ("EIC") to acquire up to a 51% interest in certain of the Company's Loomis Mountain claims. To earn a 51% interest, EIC must incur a minimum of 11,000 metres of drilling and spend an additional US$300,000 on exploring the claims. If after formation of a joint venture, either parties interest dilutes to below 10%, their interest will be converted to a 2% NSR royalty.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the three months ended March 31, 2010 and 2009 (unaudited)

6.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

Zaca Project

The Zaca Project, owned 100% by the Company is located in Alpine County, California. The Company holds the Zaca Project as the assignee of a lease agreement.

There is a 5% NSR royalty payable on certain of the Zaca claims.

Cortez Trends Project

The Carlin-Cortez Trends properties encompass a land position located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The land position at the Carlin-Cortez Trends Project consists principally of the Company’s privately owned property, on the majority of which it owns 100% of the mineral rights.

A portion of the unpatented claims comprising the Carlin-Cortez Trends Project, are subject to a 0.5% NSR royalty, and a smaller portion are subject to an additional sliding-scale NSR royalty ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).

(b)	Canada

The Labrador Properties (Michelin Main, Jacques Lake and CMB) consist of a series of uranium deposits and occurrences, located in the Central Mineral Belt of central Labrador, Canada, and are owned 100% by Aurora Energy Resources Inc (“Aurora”), a wholly owned subsidiary of the Company. The Properties are subject to a 2% NSR royalty owing to an independent third party. In 2009, the Company acquired a 100% interest in Aurora.

(c)	Turkey

The Company owns a 40% interest in each of the Pirentepe, TV Tower and Dedidagi projects, located in northwest Turkey. Costs for the Pirentepe project have been written off in prior years due to uncertain future plans for the property.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the three months ended March 31, 2010 and 2009 (unaudited)

7.	EQUITY INVESTMENTS IN TURKISH PROPERTIES

Halilaga Property

The Company owns 40% of the Halilaga project through a 40% ownership stake in a Turkish company, controlled by (60%) a Turkish subsidiary ("TMST") of Teck Resources Limited. A separate Turkish company, also owned 40% by the Company, holds other minor mineral interests in northwestern Turkey. The Company accounts for these investments as equity investments.

Under the equity method of accounting , the Company’s percentage interest in the net assets and results of operations of the projects are presented in a single line on the balance sheet as “Investment in Turkish Properties” and in the statement of operations as “Equity income from Turkish Properties”, respectively. Effective August 15, 2007, for the Halilaga project (the dates where the ownership percentages were determined), the Company has transferred the expenditures it has incurred from “Exploration properties and deferred exploration expenditures” to “Investment in Turkish Properties”. Also any costs incurred subsequent to the effective earn-back dates on Halilaga have been included in “Investment in Turkish Properties.”

Agi Dagi and Kirazli Properties

In December 2009, the Company, Teck Resources Limited and TMST announced they entered into a definitive agreement with Alamos Gold Inc. (“Alamos”) providing for the sale of 100% of the Agi Dagi and Kirazli projects. On January 6, 2010, the Company announced that it had completed the sale of its Agi Dagi and Kirazli gold projects to Alamos. Total consideration received is comprised of US$40 million and 4 million shares of Alamos, which is split pro-rata based on respective ownership percentage.

Should Agi Dagi and Kirazli go into production, the Company retains an obligation to TMST to pay a production bonus of US$10 per ounce of gold from the originally defined resource areas at Agi Dagi and Kirazli, subject to a maximum of 600,000 ounces of gold on Agi Dagi and 250,000 ounces of gold at Kirazli. Accordingly the Company has recorded a long-term liability equal to the discounted fair value of the production bonus payable in future years should the Agi Dagi and Kirazli projects go into production. This long term liability has reduced the gain the Company has recognized on the sale of the Agi Dagi and Kirazli properties.

8.	SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.

Stock Option Plans:

Fronteer Employee Stock Option Plan

The Company maintains a stock option plan (the “Plan”), approved by the shareholders on May 2, 2007, whereby the Board of Directors may, from time to time, grant to employees, officers and directors of, or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board, in an amount up to 10% of the total number of common shares issued and outstanding from time to time. The options are non-assignable and may be granted for a term not exceeding 10 years. The exercise price of the options is fixed by the Board at the time of grant in accordance with the terms of the Plan.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the three months ended March 31, 2010 and 2009 (unaudited)

8.	SHARE CAPITAL (continued)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2009	6,953,400	$6.55
Options granted	2,670,000	4.36
Options exercised	(130,000)	1.93
Options forfeited	(5,000)	3.09
Options expired	-	-
Balance, March 31, 2010	9,488,400	$6.00

Options exercisable at March 31, 2010 totaled 6,584,858 (December 31, 2009 – 5,017,358).

At March 31, 2010, the Company had incentive stock options issued to directors, officers, employees and key consultants to the Company outstanding as follows:

			Weighted		Weighted average
	Number of	Weighted average	average	Number of	exercise
	options	remaining	exercise	options	price of options
Range of prices	outstanding	contractual life	price	exercisable	exercisable
		(in years)	$		$
$2.00 to $2.99	410,000	0.88	2.38	395,000	2.36
$3.00 to $3.99	2,452,500	8.94	3.17	1,450,000	3.10
$4.00 to $4.99	2,830,000	9.36	4.37	1,198,750	4.38
$5.00 to $5.99	120,000	3.04	5.02	83,333	5.05
$6.00 to $6.99	728,400	1.11	6.50	728,400	6.50
$8.00 to $8.99	1,517,500	7.52	8.07	1,299,375	8.07
$9.00 to $9.99	130,000	2.50	9.46	130,000	9.46
$10.00 to $10.99	355,000	2.01	10.20	355,000	10.20
$11.00 to $11.99	60,000	2.66	11.10	60,000	11.10
$14.00 to $14.99	835,000	1.92	14.24	835,000	14.24
$16.00 to $16.99	50,000	2.05	16.09	50,000	16.09
	9,488,400	6.77	6.00	6,584,858	6.76

Aurora Energy Resources Inc. – Stock Option Plan:

Effective April 21, 2009, the Company assumed the Aurora Stock Option Plan, however no further issuances of stock options will occur. Stock options outstanding at the date of acquisition will continue to vest under the original grant date terms. Stock options outstanding under the Aurora Stock Option Plan are exercisable into common shares of Fronteer based on the conversion ratio of 0.825 of a Fronteer common share for each Aurora stock option exercised.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the three months ended March 31, 2010 and 2009 (unaudited)

8.	SHARE CAPITAL (continued)

The summary below presents all stock option transactions and options outstanding after factoring in the conversion ratio for the Aurora Stock Option Plan:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2009	4,762,452	$7.73
Options exercised	(99,273)	2.55
Options expired	-	-
Options forfeited	(94,874)	15.90
Balance, March 31, 2010	4,568,305	$7.67

Options exercisable at March 31, 2010 totaled 4,036,442 (December 31, 2009 – 4,028,194).

At March 31, 2010, under the Aurora Stock Option Plan after factoring in the conversion ratio the table below presents stock options issued and outstanding and exercisable:

		Weighted	Weighted		Weighted average
	Number of	average	average	Number of	exercise
	options	remaining	exercise	options	price of options
Range of prices	outstanding	contractual life	price	exercisable	exercisable
		(in years)	$		$
$1.00 to $1.99	24,752	3.53	1.99	8,250	2.36
$2.00 to $2.99	1,464,377	3.59	2.76	951,767	2.76
$4.00 to $4.99	1,364,826	0.89	4.37	1,362,075	4.36
$6.00 to $6.99	82,500	1.34	6.16	82,500	6.16
$7.00 to $7.99	41,250	1.38	7.45	41,250	7.45
$9.00 to $9.99	206,250	1.40	9.19	206,250	9.19
$11.00 to $11.99	303,600	1.51	11.10	303,600	11.10
$14.00 to $14.99	41,250	1.59	14.55	41,250	14.55
$16.00 to $16.99	206,250	1.64	16.05	206,250	16.05
$17.00 to $17.99	610,500	1.96	17.42	610,500	17.42
$18.00 to $18.99	94,875	2.09	18.82	94,875	18.82
$19.00 to $19.99	107,250	1.98	19.77	107,250	19.77
$21.00 to $21.99	20,625	2.10	21.85	20,625	21.85
	4,568,305	2.09	7.67	4,036,442	8.32

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the three months ended March 31, 2010 and 2009 (unaudited)

8.	SHARE CAPITAL (continued)

Acquisition Stock Option Plan – NewWest Gold Corporation:

In August 2007, the Company’s Board of Directors approved an acquisition stock option plan, whereby such plan was used to grant replacement options to the former holders of NWG options with Fronteer stock options.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2009	19,500	$9.62
Options expired	-	-
Balance, March 31, 2010	19,500	$9.62

Options exercisable at March 31, 2010 totaled 19,500 (December 31, 2009 – 19,500).

At March 31, 2010, under the Acquisition Stock Option Plan the Company had stock options issued and outstanding, and exercisable as follows:

	Number of	Weighted average	Weighted
	options	remaining	Average Exercise
Price	outstanding	contractual life	Price
$9.62	19,500	2.48 years	9.62

Stock-based compensation:

For the period ended March 31, 2010, the Company recorded compensation cost on the grant of stock options to employees and non-employees. For the purposes of estimating the fair value of options using the Black-Scholes option pricing model, certain assumptions are made such as expected dividend yield, volatility of the market price of the Company’s shares, risk-free interest rates and expected average life of the options.

The fair value of options granted during the period ended March 31, 2010 ranged from $2.84 to $3.11 per option. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

	March 31,	December 31,
	2010	2009
Risk free interest rate	2.96% to 3.06%	1.43% to 2.33%
Expected life	5.25 to 6.29 years	3.7 to 4.8 years
Expected volatility	77.1% to 78.8%	78.9% to 81.6%
Expected dividend yield	0.0%	0.0%

For the period ended March 31, 2010, the Company has capitalized a total of $624,000 (2009 - $1,120,000) of stock-based compensation expense to exploration properties and deferred exploration expenditures and charged to the Statement of Operations a total of $3,483,842 (2009 - $4,477,730) of stock-based compensation expense.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the three months ended March 31, 2010 and 2009 (unaudited)

9.	COMMITMENTS

The Company has entered into operating leases for premises and office equipment. Total minimum operating lease commitments approximate $4,160,164. Minimum rental commitments for the following years are as follows (in thousands):

Year		Amount
	$
2010		961
2011		974
2012		602
2013		438
2014		254
Subsequent to 2014		931
		4,160

The company is also responsible for its share of property taxes and operating costs on office premises leases.

10.	SEGMENTED INFORMATION

Geographical segmented information:

The Company has four geographical segments: Canada, United States, Mexico and Turkey. The total assets attributable to the geographical locations relate primarily to its exploration properties and deferred exploration expenditures and have been disclosed in Notes 6 and 7. The net income (loss) (in thousands) relating to the operations in Canada, United States, Mexico and Turkey totaled ($8,400), ($425), $81 and $18,502 respectively for the period ended March 31, 2010.

11.	SUBSEQUENT EVENTS

a) Subsequent to March 31, 2010, the Company acquired Nevada Eagle Resources LLC, a privately owned subsidiary of Gryphon Gold Inc. The total consideration paid consisted of US$4.75 million.

b) Subsequent to March 31, 2010, 283,124 stock options were exercised for total proceeds of $933,544 to the Company and 75,000 options were granted to employees of the Company.

CORPORATE INFORMATION

Corporate Head Office - Vancouver	Directors
1650 – 1055 West Hastings Street	Oliver Lennox-King, Chairman
Vancouver, British Columbia	Mark O’Dea
Canada V6E 2E9	George Bell
Scott Hand
Phone: 604-632-4677	Lyle Hepburn
Fax: 604-632-4678	Donald McInnes
Website: www.fronteergold.com	Jo Mark Zurel
Email: info@fronteergold.com

Information Office - Toronto	Officers and Management
80 Richmond St. West, 12th Floor	Mark O’Dea, President & Chief Executive Officer
Toronto, Ontario	Troy Fierro, Chief Operating Officer
Canada	Sean Tetzlaff, Chief Financial Officer & Corporate Secretary
Phone: 416-362-5556	Ian Cunningham Dunlop, Vice President, Exploration
Fax: 416-362-3331	Jim Lincoln, Vice President, Operations
John Dorward, Vice President, Business Development
Exploration Office - US	Chris Lee, Chief Geoscientist
230 S. Rock Blvd, Suite 30
Reno, Nevada	Registrar and Transfer Agents
89502-2389	Equity Transfer and Trust Company
USA	400 – 200 University Avenue
Toronto, Ontario, M5H 4H1
Exploration Office - St. John's, NFLD	Canada
Suite 600, TD Place
140 Water Street	Registrar and Transfer Company
St. John's, NL	10 Commerce Drive, PO Box 1727
A1C 1K4	Cranford, NJ, 07016
USA
Auditors
PricewaterhouseCoopers LLP, Chartered Accountants	Shares Quoted
700 – 250 Howe Street	Toronto Stock Exchange:	FRG
Vancouver, British Columbia, V6C 3S7	NYSE Amex	FRG